                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/06/20: UMC will attend investor conferences on 2018/06/28

99.2                 Announcement on 2018/06/08: May Revenue

99.3                 Announcement on 2018/06/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2018/06/28

1. Date of the investor conference: 2018/06/28

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Grand Hyatt Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference: The Company will attend the “Taiwan Conference 2018”, held by UBS

5. The presentation of the investor conference release: It will be the same as the investor conference on 2018/04/25

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.2

United Microelectronics Corporation

June 8, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
May	Net sales	13,075,480	12,512,276	563,204	4.50%
Year-to-Date	Net sales	62,984,613	61,856,496	1,128,117	1.82%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,984,000	5,910,000	21,600,708

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  May 31, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	97,203,186
UMC (Note2)	13,823,040	13,652,100	97,203,186
UMC (Note3)	19,471	19,901	97,203,186

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,896,489	5,385,600	0
Fair Value	0	80,438	(17,137)	0
Net profit (loss) from Fair Value	0	48,833	(17,137)	0
Written-off Trading
Contracts	0	0	11,654,356	0
Realized profit (loss)	0	0	(44,136)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of May, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2018	Number of shares as of May 31, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2018	Number of shares as of May 31, 2018	Changes
--	--	--	--	--